FOR IMMEDIATE RELEASE	Tuesday, November 22, 2005 (No.2005-11-27)

CARMANAH TECHNOLOGIES CORPORATION ANNOUNCES

$10,000,000 PRIVATE PLACEMENT FINANCING

Victoria, British Columbia, Canada – Tuesday, November 22, 2005 - Carmanah Technologies Corporation (“Carmanah”) (TSX VE: CMH) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, led by GMP Securities Ltd. and including Canaccord Capital Corporation and Sprott Securities Inc., for a "bought-deal" private placement financing of common shares ("Common Shares") for gross proceeds of $10,000,000 (the "Private Placement").

Pursuant to the Private Placement, Carmanah will issue 3,125,000 Common Shares at a price of $3.20 per Common Share.  GMP will also have the option to purchase up to an additional 1,562,500 Common Shares on identical terms from Carmanah, which option may be exercised at any time until one day prior to the closing of the Private Placement.

Net proceeds from this offering will be used by Carmanah to:

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increase the Company's working capital;

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support the Company's expansion of facilities in Victoria, BC, Calgary, AB, Santa Cruz, CA and London, England;

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pursue synergistic acquisition opportunities that will add to the Company's leadership position within the solar, solar/LED and LED markets with finished integrated  products.

"We are pleased to be represented and supported in this financing by such strong corporate finance partners", states Art Aylesworth, Carmanah's CEO.  "It is positive recognition of our progress to-date, and we look forward to the expanded institutional investor base that we expect this transaction to bring to the Company."

The closing of the Private Placement is subject to a number of conditions, including (among others) the availability of applicable prospectus exemptions. Carmanah expects that the offering will close on or about December 12, 2005.  The Common Shares will be subject to a four-month hold period from closing.

The Common Shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration or an applicable exemption therefrom.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com